Exhibit 99.5

Due to Strong Demand, NICE Expands Investment in Japan, creating a New Customer Experience Standard with CXone

NICE extends APAC operations and investment with dedicated local teams to deliver innovation, next-gen smart customer service and accelerate cloud adoption in Japan

Hoboken, N.J., May 12, 2021 – NICE (Nasdaq: NICE) today announced the expansion of its operations in Japan, spearheading the launch of CXone. The industry’s leading Contact Center as a Service (CCaaS) platform, NICE CXone will be supported by a dedicated Japanese support and services team to assist customers with their transition to the cloud to address localization needs. Local cloud providers will be utilized to maintain in-country requirements and provide the highest standards in data security.

“A front runner in setting the standard for service excellence and embracing innovation that drives personalized experiences through digital engagement, Japan is the obvious next frontier for expansion,” commented Paul Jarman, NICE CXone CEO. “The recent evolution to hybrid working environments underlines the need for cutting-edge technologies that enable customer experience excellence, agility, and robust business continuity. Defining a new CX standard, NICE CXone will allow Japanese organizations to become digitally fluent, transform employees to be brand ambassadors and drive rapid innovation, enabling next-gen CX for their customers. We are pleased to expand our presence and look forward to bringing the world’s #1 cloud-native customer experience platform, which has helped thousands of organizations ensure CX transformation, to Japan.”

Cloud adoption has been fast-tracked the world over, fueled by the upward trend of hybrid working environments in combination with changing business models and customer preferences. This has consequently driven a surge in the demand for solutions that seamlessly enable remote working environments for contact center staff while safeguarding their best interests and empowering exceptional next-gen customer experiences. This evolution is reflected in Japan, where organizations are increasingly investing in voice and digital channels to drive higher levels of customer engagement and loyalty. NICE aims to cultivate this growth by further building its Japanese operations, which began in 2004, via the development of sales, service and partner relationships in the region.

Cloud-native NICE CXone takes a holistic approach to improving both agent and customer experiences, helping organizations of all sizes modernize and remain agile and resilient in today’s increasingly digital landscape. CXone provides the most comprehensive, digital-first, omnichannel offering in the Contact Center as a Service market, as the first and only platform unifying best-in-class omnichannel routing, analytics, workforce optimization, automation, and artificial intelligence on an open cloud foundation.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.